Filed pursuant to Rule 424(b)(3)

Registration No. 333-109122

GLOBAL MACRO TRUST

SUPPLEMENT DATED FEBRUARY 2, 2009

TO

THE PROSPECTUS AND DISCLOSURE DOCUMENT

DATED MAY 2, 2008

This Supplement updates certain Commodity Futures Trading Commission required information and certain supplemental information contained in the Global Macro Trust Prospectus and Disclosure Document dated May 2, 2008.  All capitalized terms used in this Supplement have the same meaning as in the Prospectus unless specified otherwise.  Prospective investors should review the contents of both this Supplement and the Prospectus carefully before deciding whether to invest in the Trust.

Exhibit I of this Supplement contains an updated version of the breakeven table of the Trust set forth on page 6 of the Prospectus.  Exhibit II contains an updated version of the performance record of the Trust set forth on page 16 of the Prospectus.  Exhibit III contains an updated version of the performance record of the Millburn Diversified Portfolio set forth on page 32 of the Prospectus.  Exhibit IV contains information regarding the Trust’s Clearing Brokers beginning on page 37 of the Prospectus.

* * * * * * * * * *

All information in the Prospectus is hereby restated, except as updated hereby.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus Supplement.  Any representation to the contrary is a criminal offense.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED UPON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT SUPPLEMENT.

EXHIBIT I

BREAKEVEN TABLE

The following Breakeven Table indicates the approximate amount of trading profit the Trust must earn, during the first twelve months after a Unit is sold, to offset the costs applicable to an investor paying a 7% Brokerage Fee.

ROUTINE EXPENSES	Percentage Return Required First Twelve Months of Investment	Dollar Return Required ($5,000 Initial Investment) First Twelve Months of Investment

Brokerage Fees	7.00%	$350.00
Administrative Expenses*	0.35%	$17.50
Less Interest Income**	(0.10)%	$(5.00)
Twelve-month “breakeven”	7.25%	$362.50

*

Administrative expenses are now estimated at 0.35% of the Trust’s average annual Net Assets. Accordingly, references to the Trust’s estimated administrative expenses being 0.50% of the Trust’s average annual Net Assets on Page 6, Page 34 and Page 36 of the Trust’s Prospectus should instead be references to 0.35% of the Trust’s average annual Net Assets. Brokerage Fees and Administrative Expenses must be offset by trading profits before a Profit Share is allocated to the Managing Owner.

**	Interest income is assumed to be 90% of the current 91-day Treasury bill rate.
The Breakeven Table assumes a constant $5,000 Net Asset Value and a breakeven year. See “Charges.”

If you acquire your Units through, and the Units participate in, a Selling Agent asset-based or fixed-fee investment program, you will pay annual Brokerage Fees of 4%, not 7%, of which up to 1.35% is paid to the Selling Agent annually for administrative purposes. Consequently, the twelve-month “breakeven” point for you would be approximately 4.25% or $212.50 of trading gain on a $5,000 initial investment.  Brokerage Fees for Selling Agent employees who purchase Units through Selling Agent 401(k) plans, or other Selling Agent-sponsored employee benefit plans, are 3.65% and the twelve-month “breakeven” point is approximately 3.90% or $195.00 of trading gain on a $5,000 initial investment.

EXHIBIT II

PERFORMANCE OF THE TRUST

GLOBAL MACRO TRUST

(January 1, 2004 — December 31, 2008)

Type of Pool:  Single-Advisor/Publicly-Offered/No Principal Protection

Inception of Trading:  July 2002

Total Net Asset Value of the Trust:  $1,030,381,362

Worst Monthly Drawdown (Month/Year):  (10.33)%  (08/07)

Worst Peak-to-Valley Drawdown (Month/Year):  (28.96)%  (2/03-8/04)

Aggregate Subscriptions from Inception:  $1,170,138,038

Aggregate Ownership and Beneficial Interest in the Pool Held by the Managing Owner and its Principals:  $11,560,510

	Monthly Rates of Return
Month	2008	2007	2006	2005	2004
January	1.39%	1.72%	6.09%	(3.90)%	1.03%
February	6.32%	(3.50)%	(1.06)%	(0.22)%	3.73%
March	(2.52)%	2.74%	2.22%	(3.48)%	(1.75)%
April	(1.21)%	6.28%	3.83%	(4.87)%	(10.29)%
May	1.21%	6.55%	(6.27)%	2.13%	(2.71)%
June	6.17%	3.16%	(2.28)%	4.35%	(4.40)%
July	(3.33)%	(4.80)%	(3.87)%	(0.40)%	(4.88)%
August	(4.22)%	(10.33)%	(1.53)%	1.08%	(2.48)%
September	2.96%	6.49%	(0.37)%	5.35%	0.79%
October	8.52%	6.15%	3.72%	(3.71)%	6.78%
November	1.76%	(3.48)%	0.26%	7.27%	9.56%
December	0.89%	1.39%	6.26%	(0.35)%	0.74%
Compound Annual Rate of Return	18.48%	11.26%	6.34%	2.43%	(5.33)%

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

“Worst Monthly Drawdown” is the largest negative monthly rate of return experienced by the Trust.

“Worst Peak-to-Valley Drawdown” is the greatest percentage decline in Net Asset Value of a Trust Unit without such Net Asset Value being subsequently equaled or exceeded. For example, if the value of a Trust Unit dropped by 1% in each of January and February, rose 1% in March and dropped again by 2% in April, a “peak-to-valley drawdown” would be still continuing at the end of April in the amount of approximately (3)%, whereas if the value of the Trust Unit had risen by approximately 2% or more in March, the drawdown would have ended as of the end of February at the (2)% level.

Monthly Rate of Return for the Trust is the actual monthly rate of return recognized by an initial $1,000 investment in the Trust subject to Brokerage Fees at a 7% annual rate, the highest rate applicable to investors in the Trust.

Performance information is calculated on an accrual basis in accordance with generally accepted accounting principles.

EXHIBIT III

PERFORMANCE OF THE MILLBURN DIVERSIFIED PORTFOLIO

The Managing Owner trades its Diversified Portfolio on behalf of the Trust.  The following summary and chart reflect the composite performance results from January 2004 through December 2008 of the Managing Owner’s Diversified Portfolio.

THE MILLBURN DIVERSIFIED PORTFOLIO

(January 1, 2004 — December 31, 2008)

Name of Program:  Diversified Portfolio
Inception of Trading by the Managing Owner:  February 1971
Inception of Trading Pursuant to Program:  February 1977
Number of Accounts Traded Pursuant to Program:  5
Total Assets Traded by the Managing Owner:  $2,007,333,621
Total Assets in Program:  $1,292,097,611
Largest monthly drawdown since 2004:  (10.53)% (4/04)
Worst Peak-to-Valley Drawdown Since 2004: (26.90)% (5/03 — 8/04)
Number of Accounts Opened and Closed Profitable since 2004:  0
Number of Accounts Opened and Closed Unprofitable since 2004:  1, Performance (9.96)%

	Monthly Rates of Return
Month	2008	2007	2006	2005	2004
January	1.53%	1.71%	6.00%	(3.72)%	1.27%
February	6.71%	(3.24)%	(1.01)%	0.05%	4.02%
March	(2.51)%	2.79%	2.41%	(3.40)%	(1.62)%
April	(1.14)%	6.45%	4.10%	(4.61)%	(10.53)%
May	1.37%	6.83%	(6.37)%	2.19%	(2.38)%
June	6.54%	3.37%	(2.11)%	4.36%	(4.31)%
July	(3.33)%	(4.92)%	(3.71)%	(0.16)%	(4.83)%
August	(4.38)%	(10.43)%	(1.36)%	1.18%	(2.33)%
September	3.20%	6.59%	(0.20)%	5.33%	1.01%
October	8.85%	6.55%	3.40%	(3.44)%	6.83%
November	1.93%	(3.39)%	0.39%	7.05%	9.74%
December	1.05%	1.56%	6.03%	(0.22)%	0.87%
Compound Annual Rate of Return	20.61%	12.86%	6.97%	3.90%	(3.83)%

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

The Trust is a single Diversified Portfolio account of the Managing Owner. The performance set forth above is the composite performance of the Managing Owner’s Diversified Portfolio accounts, not the performance of the Trust.

“Worst Monthly Drawdown” is the largest negative monthly rate of return experienced by a fund or a trading portfolio (on a composite basis) during the period shown.

“Worst Peak-to-Valley Drawdown” is the greatest percentage decline in net asset value experienced by a fund, fund unit or trading portfolio (on a composite basis) during the period shown, without such net asset value being subsequently equaled or exceeded. For example, if the value of a fund unit or trading portfolio dropped by 1% in each of January and February, rose 1% in March and dropped again by 2% in April, a “peak-to-valley drawdown” would be still continuing at the end of April in the amount of approximately (3)%, whereas if the value of the fund unit or the trading portfolio had risen by approximately 2% or more in March, the drawdown would have ended as of the end of February at the (2)% level.

Monthly Rate of Return is the net performance of all accounts in the portfolio divided by the beginning, nominal, equity of all such accounts.

Performance information is calculated on an accrual basis in accordance with generally accepted accounting principles.

EXHIBIT IV

THE CLEARING BROKERS

The Trust utilizes the services of various clearing and executing brokers in connection with its futures trading.  The Managing Owner currently intends to clear trades through J.P. Morgan Futures Inc., Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Newedge USA, LLC but may execute or clear some or all of the Trust’s trades through other brokerage firms without notice to the Unitholders (the “Clearing Brokers”).  The Managing Owner may execute or clear trades through brokerage firms which are also Selling Agents.

The Customer Agreements among the clearing brokers, the Managing Owner and the Trust generally provide that the clearing brokers shall not be liable to the Trust except for gross negligence, willful misconduct or bad faith and, in the case of trades executed as well as cleared by the clearing brokers, for errors in such execution.

Although J.P. Morgan Futures Inc. (“JPMFI”), as a large futures commission merchant, has been subject to exchange disciplinary matters involving sizable fines and/or other sanctions, as of the date hereof neither the firm nor any of its principals has been the subject of any material administrative, civil or criminal action, including any action that has been pending, on appeal, or concluded within the last five years, except as follows:

In 2007, JPMFI was named in class actions involving a customer, Amaranth LLC, as well as a suit by Amaranth LLC and Amaranth Advisors, L.L.C.  Each of the class actions have been consolidated into one complaint, which alleges unjust enrichment and that JPMFI aided and abetted in violations of the Commodity Exchange Act.  No action concerning Amaranth has been brought against JPMFI by the CFTC or any other regulatory authority.  The suit by Amaranth LLC and Amaranth Advisors, L.L.C. alleges breach of contract.  JPMFI strongly maintains that it has complied with contractual obligations.  On October 4, 2008, the consolidated class action lawsuit was dismissed with leave to plaintiffs to replead and amend the complaint.  An amended consolidated class action complaint was filed in November of 2008.

These lawsuits are at their beginning stages.  JPMFI intends to contest these suits vigorously.  JPMFI currently believes that the facts and circumstances of each case do not support JPMFI receiving an unfavorable outcome.  It is too early to evaluate the range of potential loss should this conclusion be inaccurate.

A portion of the Trust’s futures transactions are cleared through Deutsche Bank Securities Inc. (“DBSI”).  DBSI has its main business office located at 60 Wall Street, New York, New York 10005, U.S.A., and is an indirect wholly owned subsidiary of Deutsche Bank AG.  DBSI is registered with the CFTC as an FCM and is a member of the NFA in such capacity.  DBSI is also a U.S.-registered broker-dealer.  DBSI is not, and during the past five years has not been, subject to any civil, administrative or criminal proceeding that would materially affect its ability to do business as an FCM in the ordinary course.

Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”), a Delaware corporation, is registered with the CFTC as an FCM.  Merrill Lynch is a clearing member of the Chicago Board of Trade and the Chicago Mercantile Exchange, and is either a clearing member or member of all other principal U.S. futures and futures options exchanges.  With regard to those domestic futures and futures options exchanges of which it is not a clearing member, Merrill Lynch has entered into third party brokerage relationships with FCMs that are clearing members of those exchanges.  Merrill Lynch maintains its principal place of business at Four World Financial Center, New York, NY 10080.

There have been no administrative, civil or criminal actions, whether pending or concluded, against Merrill Lynch or any of its individual principals during the past five years which would be considered “material” as that term is defined in Section 4.24(l)(2) of the Regulations of the CFTC, except as described below:

On March 19, 2003, Merrill Lynch & Co., Inc., the parent company and an approved person of Merrill Lynch, consented to an injunctive action instituted by the SEC.  In its complaint, the SEC alleged that three years ago, in 1999, Merrill Lynch aided and abetted Enron Corp.’s (“Enron”) violations of Sections 10(b), 13(a),

13(b)(2) and 13(b)(5) of the Exchange Act and Rules 10b-5, 12b-20, 13a-1, 13a-3 and 13b2-1 thereunder, as a result of Merrill Lynch engaging in certain year-end transactions designed and proposed by Enron.  Without admitting or denying the allegations, Merrill Lynch consented to the entry of an injunction enjoining it from violating the above-referenced provisions, and agreed to pay disgorgement, penalties and interest in the amount of $80 million.  In its release announcing the settlement, the SEC acknowledged that in agreeing to resolve this matter on the terms described above, the SEC took into account certain affirmative conduct by Merrill Lynch.

In April 2003, Merrill Lynch entered into a settlement with the SEC, NASD and NYSE as part of a joint settlement with the SEC, the NASD and the NYSE arising from a joint investigation by the SEC, the NASD and the NYSE into research analysts conflicts of interests.  Pursuant to the terms of the settlement with the SEC, NASD and NYSE, Merrill Lynch, without admitting or denying the allegations, consented to a censure.  In addition, Merrill Lynch agreed to a payment of (I) $100 million, which was offset in its entirety by the amount already paid by Merrill Lynch in the related proceeding with the State of New York and the other states (II) $75 million to fund the provision of independent research to investors; and (III) $25 million to promote investor education.  The payments for the provision of independent research to investors and to promote investor education are required to be made over the course of the next five years.  Merrill Lynch also agreed to comply with certain undertakings.

On March 13, 2006, Merrill Lynch entered into a settlement with the SEC whereby the SEC alleged, and Merrill Lynch neither admitted nor denied, that Merrill Lynch failed to furnish promptly to representatives of the SEC electronic mail communications (“e-mails”) as required under Section 17(a) of the Securities Exchange Act and Rule 17a-4(j) thereunder.  The SEC also alleged, and Merrill Lynch neither admitted nor denied, that Merrill Lynch failed to retain certain e-mails related to its business as such in violation of Section 17(a) of the Securities Exchange Act and Rule 17a-4(b)(4) thereunder. Pursuant to the terms of the settlement, Merrill Lynch consented to a cease and desist order, a censure, a civil money penalty of $2,500,000, and compliance with certain undertakings related to the retention and prompt production of e-mails to the SEC.

As part of a settlement relating to managing auctions for auction rate securities, the SEC accepted the offers of settlement of 15 broker-dealer firms, including Merrill Lynch, and issued a settlement order on May 31, 2006. The SEC found, and Merrill Lynch neither admitted nor denied, that respondents (including Merrill Lynch) violated section 17(a)(2) of the Securities Act by managing auctions for auction rate securities in ways that were not adequately disclosed or that did not conform to disclosed procedures. Merrill Lynch consented to a cease and desist order, a censure, a civil money penalty of $1,500,000, and compliance with certain undertakings.

Merrill Lynch (or any of the affiliates or third party brokers that it utilizes) acts only as broker or introducing broker for the Trust and as such is paid commissions for executing futures and futures options orders and/or clearing the trades resulting from such orders on behalf of the Trust.  Merrill Lynch is not affiliated with the Trust in any way and has not reviewed this document or any other statements made by the Trust or any of its employees or agents to determine their accuracy.  Merrill Lynch does not accept any responsibility for any trading decisions of the Trust, any statements in this document, any claims made by any representative of the Trust or for any funds not maintained at Merrill Lynch.

Newedge USA, LLC (“NUSA”) is a subsidiary of Newedge Group, which was formed on January 2, 2008 as a joint venture by Société Générale and Calyon to combine the brokerage activities previously carried by their respective subsidiaries which comprised the Fimat Group and the Calyon Financial Group of affiliated entities.  NUSA is a futures commission merchant and broker dealer registered with the CFTC and the SEC, and is a member of NFA and FINRA.  NUSA is a clearing member of all principal equity, option, and futures exchanges located in the United States as well as a member of the Options Clearing Corporation and Government Securities Clearing Corporation.

NUSA is headquartered at 550 W. Jackson, Suite 500, Chicago, IL 60661 with branch offices in San Francisco, California; New York, NY; Kansas City, Missouri; Houston, Texas; and Montreal, Canada.

Prior to January 2, 2008 NUSA was known as Fimat USA, LLC.  On September 1, 2008, NUSA merged with future commission merchant and broker dealer Newedge Financial Inc. (“NFI”) — formerly known as Calyon Financial Inc.  NUSA was the surviving entity.

In March 2008 NFI settled, without admitting or denying the allegations, a disciplinary action brought by the New York Mercantile Exchange (“NYMEX”) alleging that NFI violated NYMEX rules related to: numbering and time stamping orders by failing properly to record a floor order ticket; wash trading; failure to adequately supervise employees; and violation of a prior NYMEX cease and desist order, effective as of December 5, 2006, related to numbering and time stamping orders and block trades.  NFI paid a $100,000 fine to NYMEX in connection with this settlement.

Other than the foregoing proceeding, which did not have a material adverse effect upon the financial condition of NUSA, there have been no material administrative, civil or criminal actions brought, pending or concluded against NUSA or its principals in the past five years.

Affiliates of NUSA may execute transactions opposite the Fund as principal.  Neither, NUSA nor any affiliate, officer, director or employee thereof have passed on the merits of this Memorandum or offering, or give any guarantee as to the performance or any other aspect of the Fund.

NUSA has adopted and implemented an Anti Money Laundering program consistent with its obligations to comply with applicable anti-money laundering laws and regulations, including the Bank Secrecy Act, as amended by the USA PATRIOT Act of 2001, including Customer Identification Procedures.

ACKNOWLEDGMENT OF RECEIPT OF THE

GLOBAL MACRO TRUST SUPPLEMENT

DATED FEBRUARY 2, 2009 TO THE PROSPECTUS AND DISCLOSURE DOCUMENT DATED MAY 2, 2008

The undersigned hereby acknowledges that the undersigned has received a copy of the Global Macro Trust Supplement dated February 2, 2009 to the Prospectus and Disclosure Document dated May 2, 2008.

INDIVIDUAL SUBSCRIBERS:	ENTITY SUBSCRIBERS:

(Name of Entity)

By:
Signature of Subscriber(s)

Title:
(Trustee, partner or authorized officer)

Dated: , 2009

NOT FOR USE AFTER MAY 1, 2009.